Phone:	215-569-5734
Fax:	215-832-5734
Email:	schwartz-g@blankrome.com

May 21, 2012

VIA EDGAR
Kevin C. Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Progressive Return Fund (the “Fund”)
SEC File Numbers: 333-180813 and 811-22066
Response to Staff Comments and Request for Acceleration

Dear Mr. Rupert:

On behalf of the Fund, this letter is in response to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on May 18, 2012, regarding the Fund’s registration statement on Form N-2, filed on April 19, 2012 and amended on May 11, 2012 (the “Registration Statement”).  In response to the Staff’s comments, the Fund has revised the fourteenth paragraph under the caption “Federal Income Tax Matters” in the Fund’s prospectus as follows:

As the Fund will generally not be able to determine whether a distribution during the year will be out of its earnings and profits (and, therefore, whether such distribution should be treated as a dividend or a return of capital distribution for these purposes) until the close of the tax year, the Fund ~~intends to take the position that the organizational action should be treated as a dividend and, consequently, issuer reporting should not be required pursuant to the Treasury Regulations~~does not intend to file Form 8937 until after the end of the current calendar year.  Based on the limited interpretive guidance currently available, the Fund believes that this position is consistent with the spirit of Section 6045B and the Treasury Regulations thereunder.  The Fund intends to utilize its best efforts to determine the tax characterization of the Fund’s distributions as soon as practicable following the close of the year and timely comply with the abovementioned Section 6045B requirements, to the extent

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Kevin C. Rupert
May 21, 2012

applicable.  The Fund may be subject to substantial penalties to the extent that it fails to timely comply with its Section 6045B reporting obligations.  Each Shareholder is urged to consult its own tax advisor regarding the application of Section 6045B to its individual circumstances.

The Fund hereby confirms that it will include in all future press releases announcing distributions to its shareholders the information required to be set forth in the written statement accompanying such distributions pursuant to Rule 19a-1 under the Investment Company Act of 1940, as amended.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Registration Statement be accelerated so that the Registration Statement will become effective on Monday, May 21, 2012 (the “Effective Date”), or as soon thereafter as practicable.  Our client has selected the Effective Date to provide the Fund sufficient time to commence and conclude the offering during a time period that it believes, based on current market conditions, is advantageous to the Fund.

In connection with the foregoing acceleration request, the Fund acknowledges that:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above, please phone me at (215) 569-5734.

Sincerely yours,

/s/ Geoffrey D. Schwartz

GEOFFREY D. SCHWARTZ